SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 24, 2015

Prana Biotechnology Limited	(ASX:PBT)

ABN 37 080 699 065

Appendix 4D

For the Half Year Ended 31 December 2014

1. Company Information

Name of entity: Prana Biotechnology Limited

ABN:	37 080 699 065
Current Reporting Period:	Half year ended 31 December 2014
Previous Corresponding Period:	Half year ended 31 December 2013

This report is to be read in conjunction with the 30 June 2014 Annual Report and is given in compliance with Listing Rule 4.2A.

2. Results for announcement to the market

Revenue from continuing operations	down	51.17%	to	$92,581

Loss after tax attributable to members	down	84.20%	to	($1,252,695)

Net loss for the period attributable to members	down	84.20%	to	($1,252,695)

Comments

Prana Biotechnology Ltd recorded revenue of A$92,581 for the period ended 31 December 2014
(2013: A$189,588), which is interest received on company bank accounts. The decrease in interest received is due to decreased amounts of cash being carried in interest bearing accounts.

Prana Biotechnology Ltd has incurred a loss for the half year of A$1,252,695 (2013: A$7,928,392). This loss has decreased due to a gain on foreign exchange, an increase in other income related to the R&D Tax Concession and a decrease in expenditure on research and development.

Refer to the Directors' Report - Review of Operations for further information.

3. Net Tangible Assets per Security

Net Tangible Asset per Security (cents per security)
As at 31 December 2014	7.47
As at 30 June 2014	7.71

4. Details of entities over which control has been gained or lost during the period

Not applicable.

Prana Biotechnology Limited	(ASX:PBT)

5. Details of individual and total dividends

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	Not applicable	Not applicable

Previous corresponding period	Not applicable	Not applicable

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	Not applicable

6. Dividend reinvestment plan

Not applicable.

7. Details of associates and joint venture entities

Not applicable.

8. Foreign entities

Not applicable.

9. Audit qualification or review

These accounts were subject to a review by the auditors and the review report is attached as part of the Interim Financial Report.

10. Attachments

Interim Financial Report for the half year ended 31 December 2014 for Prana Biotechnology Limited.

11. Signed

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Director

Prana Biotechnology Limited

Dated: This 24th Day of February 2015

Interim Financial Report

ABN 37 080 699 065

Appendix 4D

Interim Financial Report

For the Half Year ended 31 December 2014

(Previous corresponding period: Half Year ended 31 December 2013)

To be read in conjunction with the 30 June 2014 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors’ Report	5
Auditor’s Independence Declaration	7
Statement of Profit or Loss and Other Comprehensive Income	8
Statement of Financial Position	9
Statement of Changes in Equity	10
Statement of Cash Flows	11
Notes to the Financial Statements	12
Directors’ Declaration	21
Auditor’s Review Report	22

Directors’ Report

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Group) and the entities it controlled at the end of, or during, the half year ended 31 December 2014.

Directors

The following persons were Directors of the Group during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Independent Director

Results and Review of Operations

Results

The Group reported a loss for the half-year of $1,252,695 (2013: $7,928,392). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the half-year ended 31 December 2014.

The Group’s 30 June 2014 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary

Alzheimer’s Disease ‘IMAGINE’ Extension Study

The twelve month Open Label Extension to the PBT2 Phase II ‘IMAGINE’ Alzheimer’s Disease trial completed dosing by the end of the calendar year 2014. Of the 42 patients that enrolled in the twelve month Phase II IMAGINE study in mild or prodromal Alzheimer’s Disease patients, 33 elected to continue on the Extension study on the 250mg daily dose of PBT2. There were 28 participants at the completion of the Extension study, of which 17 had previously been on the active 250mg dose of PBT2 in the IMAGINE study. Accordingly, 17 participants were administered PBT2 for 24 months and Prana is pleased to report that the Data Safety Monitoring Board - an independent group of clinical experts that reviewed the accumulating safety data throughout the 2 year period did not require any changes to the protocol nor identified safety concerns. Results are being compiled for analysis and we anticipate the final results will be available in second quarter 2015.

FDA Orphan Drug Designation

In September 2014, Prana received Orphan Drug designation from the United States Food and Drug Administration (FDA) for PBT2 for the treatment of Huntington’s Disease. The FDA awards such designation to encourage development of agents that have the potential to offer a therapeutic benefit to diseases of unmet medical need that affect less than 200,000 people in the United States. In early 2015, the Company filed a submission to the European Medicines Agency (EMA) for Orphan designation in Europe. In addition to facilitating communications and guidance with regulators, Orphan designation offers market exclusivity to the designated agent after the agent receives marketing approval.

Phase II Study of PBT2 in Huntington’s Disease published in The Lancet Neurology

In November 2014, Prana announced the publication of the results of the Phase II trial with PBT2 in Huntington’s Disease patients ‘Reach2HD’ in Lancet Neurology. The paper was authored by investigators for the Huntington Study Group in the United States and Australia led by the principal investigator for the study, Dr. Ray Dorsey, Professor of Neurology at the University of Rochester. As reported in early 2014, the study achieved its primary endpoints of safety and tolerability of PBT2 administered at 100mg or 250mg doses daily for six months. In addition, this Phase II study explored a variety of secondary efficacy endpoint measures including cognition as the pre-specified principal secondary endpoint of the trial. There were promising indications of cognitive improvement in a pre-specified analysis of executive function as measured by Trails Making Test part B. This measure significantly improved over the six months with the 250mg daily dose of PBT2, although there was no improvement in the main composite cognitive score of five individual tests for cognition.

Directors’ Report Continued.....

End-of-Phase II status update

In February 2015, Prana provided an update on the status of our End-of-Phase II discussions with the FDA in relation to our PBT2 Huntington’s Disease program. Upon review of particular non-clinical (animal) findings, the FDA issued a Partial Clinical Hold letter that currently limits the dose of PBT2 that can be given to patients with Huntington’s Disease in the United States under Prana’s open Investigational New Drug application. The Partial Clinical Hold does not refer to the safety data reported in any of the human clinical trials of PBT2. The FDA has provided Prana with options to remove the Partial Clinical Hold by conducting additional animal neurotoxicity studies or identifying a strategy for safely using 250mg of PBT2 in a Phase III clinical trial. The Company is continuing discussions with the FDA in addressing these issues. The Phase III program for PBT2 in Huntington’s Disease is planned as a global initiative across Europe, North America and Australia.

PBT434 Progress

During 2014, the development of Prana’s leading MPAC for movement disorders, PBT434, continued to progress with the successful completion of animal toxicology studies that will be added to the information dossier on PBT434 to support advancing to Phase I clinical trials. Manufacturing to support the proposed Phase I program is on track and it is anticipated that the studies may commence end 2015/early 2016. Ongoing mechanism of action studies continue, with strong progress in animal models of Parkinsonian and orphan movement disorder indications including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

PBT2 effect on Tau protein

In September 2014, Prana Scientist, Associate Professor Paul Adlard, presented data on the effect of PBT2 in tauopathies that include neurodegenerative disorders such as Alzheimer’s Disease and Huntington’s Disease in his presentation to The International Society for Zinc Biology, Asilomar, California, entitled, “Examining the critical role of zinc in the pathogenesis of neurodegenerative disease”. Dr. Adlard discussed cognitive improvement and reduction in abnormal tau demonstrated in animal models.

Capital Raising

In November 2014, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of the Company’s securities and on 27 November 2014 the Company issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.

Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its ATM facility.

Auditor’s Independence Declaration

A copy of the Auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Melbourne

Dated: The 24th Day of February 2015

Auditor’s Independence Declaration

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half-year ended 31 December 2014, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
24 February 2015

PricewaterhouseCoopers*, *ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Statement of Profit or Loss and Other Comprehensive Income

For the Half Year Ended 31 December 2014

	Consolidated Entity
	Note	31 December 2014	31 December 2013
		$	$

Revenue from ordinary activities	4	92,581	189,588
Other Income	4	3,331,429	1,460,480

Intellectual property expenses	5	(106,205)	(215,610)
Auditor expenses	5	(208,636)	(26,609)
Research and development expenses	5	(5,557,960)	(7,123,255)
Corporate personnel expenses	5	(1,097,235)	(1,092,894)
Depreciation expenses	5	(16,898)	(11,967)
Other expenses	5	(834,194)	(724,816)
Travel expenses	5	(78,594)	(179,453)
Public relations and marketing expenses	5	(46,610)	(126,459)
Foreign exchange gain	5	3,254,974	235,697
Loss on fair valuation of financial liabilities	5	14,653	(313,094)

Loss before income tax expense		(1,252,695)	(7,928,392)

Income tax expense		-	-

Loss after income tax for the period		(1,252,695)	(7,928,392)

Other comprehensive income (loss)		-	-

Other comprehensive income (loss) for the period, net of tax		-	-

Total comprehensive loss for the period		(1,252,695)	(7,928,392)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Group:
Basic loss per share	9	(0.26)	(1.97)
Diluted loss per share	9	(0.26)	(1.97)

The above Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Statement of Financial Position

As at 31 December 2014

	Consolidated Entity
	Note	31 December 2014	30 June 2014
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		29,053,056	34,167,018
Trade and other receivables		10,429,574	7,285,409
Other current assets		222,369	96,883

TOTAL CURRENT ASSETS		39,704,999	41,549,310

NON-CURRENT ASSETS
Plant and equipment		55,601	47,557
Other non-current assets		43,988	43,988

TOTAL NON-CURRENT ASSETS		99,589	91,545

TOTAL ASSETS		39,804,588	41,640,855

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		2,640,434	3,358,358
Other financial liabilities	14	83,745	98,398
Provisions		567,041	494,784

TOTAL CURRENT LIABILITIES		3,291,220	3,951,540

NON-CURRENT LIABILITIES
Provisions		6,462	3,028

TOTAL NON-CURRENT LIABILITIES		6,462	3,028

TOTAL LIABILITIES		3,297,682	3,954,568

NET ASSETS		36,506,906	37,686,287

EQUITY
Issued and unissued capital	7	139,937,820	140,009,415
Reserves	8	9,082,343	8,937,434
Accumulated losses		(112,513,257)	(111,260,562)

TOTAL EQUITY		36,506,906	37,686,287

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

For the Half Year Ended 31 December 2014

	Consolidated Entity
	Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2013	101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Shares issued gross of costs	10,488,322	-	-	10,488,322
Options exercised	4,743,248	(1,588,447)	-	3,154,801
Options issued	-	617,376	-	617,376
Equity to be issued	42,350	-	-	42,350
Transaction costs	(557,802)	-	-	(557,802)
	14,716,118	(971,071)	-	13,745,047
Loss for the period	-	-	(7,928,392)	(7,928,392)
Total comprehensive loss for the period	-	-	(7,928,392)	(7,928,392)
Balance at 31 December 2013	116,095,229	9,555,854	(105,859,715)	19,791,368
Transactions with owners in their capacity as owners:
Shares issued gross of costs	21,879,477	-	-	21,879,477
Options exercised	2,792,076	(993,952)	-	1,798,124
Options issued	-	375,532	-	375,532
Equity to be issued	24,200	-	-	24,200
Transaction costs	(781,567)	-	-	(781,567)
	23,914,186	(618,420)	-	23,295,766
Loss for the period	-	-	(5,400,847)	(5,400,847)
Total comprehensive loss for the period	-	-	(5,400,847)	(5,400,847)
Balance at 30 June 2014	140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,100	-	-	1,100
Options exercised	25,488	(25,488)	-	-
Options issued	-	170,397	-	170,397
Equity to be issued	11,000	-	-	11,000
Transaction costs	(109,183)	-	-	(109,183)
	(71,595)	144,909	-	73,314
Loss for the period	-	-	(1,252,695)	(1,252,695)
Total comprehensive loss for the period	-	-	(1,252,695)	(1,252,695)
Balance at 31 December 2014	139,937,820	9,082,343	(112,513,257)	36,506,906

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows

For the Half Year Ended 31 December 2014

	Consolidated Entity
	Note	31 December 2014	31 December 2013
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(8,637,807)	(7,631,116)
Interest received		113,558	193,141
Grants		112,842	2,500

NET OPERATING CASH FLOWS	11	(8,411,407)	(7,435,475)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment		(24,942)	(12,718)

NET INVESTING CASH FLOWS		(24,942)	(12,718)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		-	13,643,123
Transaction costs relating to equity issuances		(106,443)	(557,802)

NET FINANCING CASH FLOWS		(106,443)	13,085,321

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,542,792)	5,637,128

Cash and cash equivalents at the beginning of reporting period		34,167,018	13,346,760
Effects of exchange rate changes on cash and cash equivalents		3,428,830	316,173

CASH AND CASH EQUIVALENTS AT THE END OF REPORTING PERIOD		29,053,056	19,300,061

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2014 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2014 and any public announcements made by Prana Biotechnology Limited (‘the Group’) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Group was authorised for issue by the Board of Directors on 24 February 2015.

Accounting Policies

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2014. Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until the results of its research activities have become marketable. For the six months ended 31 December 2014, the Group incurred an operating loss of A$1.3 million (2013: Loss: A$7.9 million) and an operating cash outflow of A$8.4 million (2013: A$7.4 million). As at 31 December 2014 the net assets of the Group stood at A$36.5 million (2013: A$37.7 million) and the cash position has decreased to A$29.1 million from A$34.2 million at 30 June 2014.

Cash on hand at 31 December 2014 plus subsequent capital inflows are considered sufficient to meet the Group's forecast cash outflows for, at least 12 months from the date of this report. While there is an inherent uncertainty in the Group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. On 4 November 2014, the Group filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on 27 November 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.

•	Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its “at-the-market” facility.

•	The Group has on issue a total of 18.77 million unlisted, unexercised options. The options have exercise prices ranging from A$0.17 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.11 million in total.

Notes to the Financial Statements Continued.....

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and re-prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at 31 December 2014 in the amount of A$10.40 million from the Australian Tax Office. This amount is made up of A$6.85 million in respect of its 2014 R&D claim and A$3.55 million in respect of its 2015 R&D claim. The Group expects to receive these amounts during the 12 months ended 30 June 2015 and 2016 respectively.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Statement of Financial Position as at 31 December 2014.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset (at a rate of 45% as of December and June 2014) of their research and development spending. An amendment to the tax law governing the research and development tax incentive is currently before the Parliament. If passed this amendment would reduce the refundable tax offset rate available under the research and development tax incentive from 45% to 43.5% effective 1 July 2014.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the six month period to 31 December 2014 the Group has recorded an item in other income of A$3.22 million (2013: A$1.46 million) to recognise this amount which relates to this period. If an amendment to the tax law is passed reducing the refundable tax offset rate by 1.5%, the amount recognised in other income for the six month period to 31 December 2014 would reduce by A$0.12 million.

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 2 - Dividends

The Group resolved not to declare any dividends for the period ended 31 December 2014.

Note 3 - Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s Disease and other major age-related degenerative disorders.

Notes to the Financial Statements Continued.....

Note 4 – Revenue and other income

	31 December 2014	31 December 2013
	$	$

Other revenue
Interest	92,581	189,588

Total other revenue	92,581	189,588

Other income
R&D Tax Concession	3,218,587	1,457,980
Grants	112,842	2,500

Total other income	3,331,429	1,460,480

Notes to the Financial Statements Continued.....

Note 5 – Loss for the period

	Note	31 December 2014	31 December 2013
		$	$

Loss before income tax has been determined after:

Expenses
Intellectual property expenses		106,205	215,610
Auditor expenses		208,636	26,609
Research and development expenses	(a)+(b)	5,557,960	7,123,255

Corporate Personnel expenses
- Employee expenses	(b)	447,256	311,881
- Equity payments to employees	(b)	170,397	36,070
- Consultant and director expenses		438,948	384,642
- Equity payments to consultants and directors		11,000	329,015
- Defined contribution superannuation expenses	(b)	29,634	31,286
Total Corporate Personnel expenses*		1,097,235	1,092,894

Depreciation expenses		16,898	11,967

Other expenses
- Corporate compliance		238,533	153,614
- Administrative and office expenses		417,062	409,875
- Computer expenses		16,297	12,345
- Insurance		79,193	52,652
- Office rental under operating lease		83,109	82,833
- Interest Expense - ADDF		-	13,497

Total Other expenses		834,194	724,816

Travel expenses		78,594	179,453
Public relations and marketing expenses		46,610	126,459
Foreign exchange gain		(3,254,974)	(235,697)
Loss (gain) on fair valuation of financial liabilities		(14,653)	313,094

Total expenses		4,676,705	9,578,460

*	Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

Notes to the Financial Statements Continued.....

Note 5 – Loss for the period Cont.

	31 December 2014	31 December 2013
5a) Research and development expenses 1 & 2	$	$
Personnel expenses related to research and development	906,569	805,612
Research and development expenses	4,651,391	6,317,643

Total Research and development expenses	5,557,960	7,123,255

	31 December 2014	31 December 2013
5b) Employee Benefits expenses	$	$
Employee expenses	1,033,225	816,820
Equity payments to employees	170,397	36,070
Defined contribution superannuation expenses	83,626	55,676

Total Employee Benefits expenses	1,287,248	908,566

[1]	Research and development expenses consist of expenses for contract research and development activities conducted by third parties on behalf of the Group.
[2]	Prior period corporate personnel costs of $273,728 have been reclassified as R&D personnel costs for comparative purposes.

Note 6 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7 - Contributed Equity

		31 December 2014		30 June 2014
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	488,936,960	137,236,176	488,646,960	137,307,771
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			139,937,820		140,009,415

(a) Fully Paid Ordinary Shares

At the beginning of reporting period		488,646,960	137,307,771	381,610,426	98,677,467
Shares issued		110,000	12,100	86,108,500	32,434,349
Shares issued upon exercise of options		180,000	25,488	20,928,034	7,535,324
Transaction costs relating to share issues		-	(109,183)	-	(1,339,369)

At the end of reporting date		488,936,960	137,236,176	488,646,960	137,307,771

(b) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		-	2,701,644	-	2,701,644

At the end of reporting date		-	2,701,644	-	2,701,644

Notes to the Financial Statements Continued.....

Note 8 – Reserves

		31 December 2014		30 June 2014
	Note	No.	$	No.	$

Options over Fully Paid Ordinary Shares	8a	18,162,577	7,113,346	18,542,577	6,968,437
Options over ADRs	8b	-	1,515,434	-	1,515,434
Warrants over ADRs	8c	612,397	453,563	612,397	453,563

Total Share Based Payments		18,774,974	9,082,343	19,154,974	8,937,434

(a) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		18,542,577	6,968,437	35,544,121	8,557,928
Options issued during the period	(i)	1,000,000	170,397	3,926,490	992,908
Exercise of options	(ii)	(180,000)	(25,488)	(20,928,034)	(2,582,399)
Expiration of options	(iii)	(1,000,000)	-	-	-
Forfeiture of options	(iv)	(200,000)	-	-	-

At the end of reporting period		18,162,577	7,113,346	18,542,577	6,968,437

		31 December 2014		30 June 2014
	Note	No.	$	No.	$
(b) Options over ADRs [1]

At the beginning of reporting period		-	1,515,434	-	1,515,434

At the end of reporting period		-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible into ADRs, 1 ADR = 10 ordinary shares. These options expired without being exercised on 17 December 2012.

		31 December 2014		30 June 2014
	Note	No.	$	No.	$
(c) Warrants over ADRs 1&2		22	22	22	22
		22	22	22	22
At the beginning of reporting period [1]		-	453,563	-	453,563
At the beginning of reporting period [2]		612,397	-	612,397	-

At the end of reporting period		612,397	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible into ADRs, 1 ADR = 10 ordinary shares. These warrants expired without being exercised on 4 June 2009.
[2]	Warrants exercisable at A$0.17 on or before 25 February 2016.

Notes to the Financial Statements Continued.....

Note 8 – Reserves Cont.

(i) Options issued during the period

31 December 2014	Details	Number	Option fair value $	$
3 October 2014	Issued to key management personnel [1]	1,000,000	0.17	170,397
		1,000,000		170,397

(ii) Exercise of options

31 December 2014	Details	Number	Exercise Price $	$
21 July 2014	Exercise of options [2]	(180,000)	-	(25,488)
		(180,000)		(25,488)

(iii) Expiration of options

31 December 2014	Details	Number	$
19 December 2014	Expired, unexercised, 19 December 2014 [3]	(1,000,000)	-
		(1,000,000)	-

(iv) Forfeiture of options

31 December 2014	Details	Number	$
21 July 2014	Lapsed due to vesting conditions not being met [4]	(200,000)	-
		(200,000)	-

[1]	Options exercisable at $0.34 on or before 2 October 2018
[2]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[3]	Options exercisable at $0.25 on or before 19 December 2014
[4]	Options exercisable at $1.12 on or before 5 February 2019

Note 9 - Loss per Share

	31 December 2014	31 December 2013
Basic loss per share (cents)	(0.26)	(1.97)
Diluted loss per share (cents)	(0.26)	(1.97)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(1,252,695)	(7,928,392)

	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	488,903,862	403,039,013

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore all the options have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Notes to the Financial Statements Continued.....

Note 10 - Net Tangible Assets

	31 December 2014	30 June 2014
Net Tangible Assets	$36,506,906	$37,686,287
No. of Shares	488,936,960	488,646,960

Net Tangible Assets per share (cents)	7.47	7.71

Note 11 - Cash Flow Information

	31 December 2014	31 December 2013
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(1,252,695)	(7,928,392)

Add back depreciation expense	16,898	11,967
Add back loss (gain) on fair value of financial liabilities	(14,653)	350,121
Add back share based payments expense	182,497	659,727
Increase in provisions	75,691	129
Increase in accounts receivable	(3,144,165)	(1,457,617)
Increase in other current assets	(80,261)	(37,648)
Increase/(Decrease) in accounts payable	(765,889)	1,275,795
Increase in other current liabilities	-	6,617
Add back gain from foreign exchange	(3,428,830)	(316,174)
Net Operating Cash Flows	(8,411,407)	(7,435,475)

(b) Reconciliation of cash and cash equivalents
	31 December 2014	30 June 2014
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$29,053,056	$34,167,018

Note 12 - Events Subsequent to Reporting Date

End-of-Phase II status update:

On February 13, 2015, the Company announced the status of its End-of-Phase II discussions with the US Food and Drug Administration (FDA). At the End-of-Phase II meeting for its Reach2HD clinical trial and following subsequent correspondence Prana presented its plans and information package to initiate a Phase III trial for a Huntington’s Disease therapy.

The FDA issued a Partial Clinical Hold letter based on non-clinical (animal) findings which currently limits the dose of PBT2 that can be given to patients with Huntington’s Disease. Under Prana’s open Investigational New Drug application it is able to continue clinical trials, but not at the Company’s preferred 250mg target dose.

The FDA has provided Prana with options to remove the Partial Clinical Hold. To support moving forward with clinical trials of PBT2 at a clinically relevant dosage in humans, Prana can conduct additional animal neurotoxicity studies or identify a strategy for safely using a clinically relevant dosage in humans in the planned Phase III trial in Huntington’s Disease. The FDA has not raised any concerns about PBT2 safety data in human trials conducted to date. The Company is continuing discussions with the FDA in addressing these issues.

Capital Raising:

Since the end of the reporting period to the time the financial statements were authorised for issue, the Company sold 3,817,051 of its ADRs for aggregate gross proceeds of approximately A$5.69 million (US$4.42 million) through its “at-the-market” facility.

To the knowledge of management, no other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Notes to the Financial Statements Continued.....

Note 13 – Related Party Transactions

There has been no significant change in related party transactions since the last annual reporting date.

Note 14 – Financial Liabilities

		31 December 2014	30 June 2014	31 December 2014	30 June 2014
	Note	No.	No.	$	$
Current
Warrants over ordinary shares	(a)	612,397	612,397	83,745	98,398

				83,745	98,398

(a)	Warrants over ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Group issued 612,397 warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 grant received during the financial year ended 30 June 2011.

The warrants are convertible to ordinary shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.

On initial recognition the warrants are measure at fair value on the Statement of Financial Position. At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss.

Note 15 – Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consist of the following levels:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2); and
-	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Group’s assets and liabilities except for other financial liabilities had their fair value determined using the fair value hierarchy. The other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) are classified as level 2 instruments.

The value of the gain recognised from revaluing the liability in the current reporting period was $14,653. The previous reporting period recognised a loss of $313,094 from revaluing the liability. These amounts were included in loss on fair valuation of financial liabilities in the Statement of Profit or Loss. No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.

Directors’ Declaration

The Directors’ of the Group declare that;

1.	The consolidated financial statements and notes, as set out on pages 8 to 20 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standard AASB 134: Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	giving a true and fair view of the Group’s financial position as at 31 December 2014 and of its performance for the half year ended on that date.

2.	In the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Director

Melbourne

Dated: This 24th Day of February 2015

Auditor’s Review Report

pwc

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited (the Company), which comprises the statement of financial position as at 31 December 2014, the statement of profit or loss and other comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the entity's financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s Review Report Continued.....

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the company for the half-year ended 31 December 2014 included on Prana Biotechnology Limited's web site. The company's directors are responsible for the integrity of the Prana Biotechnology Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

PricewaterhouseCoopers

Sam Lobley
Partner

Melbourne
24 February 2015